UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

June 18, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0467957
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Asset Update

HLC-LP Oakwood Senior Loan - Los Angeles, CA

On June 15, 2018, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $2,500,000, (the “HLC-LP Oakwood Senior Loan”). The Borrower, HLC-LP Oakwood, LLC, a Delaware limited liability company (“HLC-LP Oakwood”), used the loan proceeds to acquire approximately 14,500 square feet of land that was unentitled at 4804-4810 Oakwood Avenue, Los Angeles, CA 90004 (the “HLC-LP Oakwood Property”). HLC-LP Oakwood obtained approvals for the project and is expected to soon receive permits for the development of 31 by-right apartment units.

The original maturity of the HLC-LP Oakwood Senior Loan was June 15, 2019. On June 18, 2019, HLCP-LP Oakwood paid off the investment for the full amount of the HLCP-LP Oakwood Senior Loan principal drawn-to-date, plus interest. All interest payments were paid in full during the investment period, including the additional three days from the original maturity date of June 15, 2019 and the actual payoff date of June 18, 2019. The investment yielded an internal rate of return of approximately 10%. HLC-LP Oakwood repaid the HLC-LP Oakwood  Senior Loan by refinancing the HLCP-LP Oakwood Property.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated February 27, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE REAL ESTATE INVESTMENT
TRUST, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
	Name:	Bjorn J. Hall
	Title:	General Counsel

Date: June 24, 2019